Exhibit 12.1

UNITED COMMUNITY BANKS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503 (d))

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

EARNINGS
Pre-tax income from continuing operations	(149,819)	(319,499)	(101,811)	88,974	107,777	88,063
Fixed charges	62,985	176,574	230,528	277,614	209,871	128,367
Amortization of capitalized interest	-	-	-	-	-	-
Capitalized interest	-	-	-	-	-	-
Preferred TARP dividends (pre-tax equivalent)	(6,923)	(13,846)	(962)	-	-	-
Preferred TARP accretion (pre-tax equivalent)	(987)	(1,890)	(127)	-	-	-
Preferred dividends (pre-tax equivalent)	(10)	(22)	(24)	(28)	(30)	(36)
Total earnings	(94,754)	(158,683)	127,604	366,560	317,618	216,394
Interest on deposits	45,268	141,377	198,301	229,591	169,297	86,953
Total earnings exc. deposit int.	(140,022)	(300,060)	(70,697)	136,969	148,321	129,441

FIXED CHARGES
Interest expensed	54,642	159,734	228,265	276,434	208,815	127,426
Interest capitalized	-	-	-	-	-	-
Interest included in rental expense	423	1,082	1,150	1,152	1,026	905
Preferred TARP dividends (pre-tax equivalent)	6,923	13,846	962	-	-	-
Preferred TARP accretion (pre-tax equivalent)	987	1,890	127	-	-	-
Preferred dividends (pre-tax equivalent)	10	22	24	28	30	36
Total fixed charges	62,985	176,574	230,528	277,614	209,871	128,367
Interest on deposits	45,268	141,377	198,301	229,591	169,297	86,953
Total fixed charges exc. deposit int.	17,717	35,197	32,227	48,023	40,574	41,414

RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits	(1.50)x	(.90)x	.55x	1.32x	1.51x	1.69x
Excluding interest on deposits	(7.90)x	(8.53)x	(2.19)x	2.85x	3.66x	3.13x

DEFICIENCY (503(d) 1(A)) with deposit int	157,739	335,257	102,924	-	-	-
DEFICIENCY (503(d) 1(A)) without deposit int	157,739	335,257	102,924	-	-	-